433 Main Street
Green Bay, Wisconsin 54301
920-491-7007 PHONE

July 25, 2017

Mr. David Irving
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Associated Banc-Corp
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 6, 2017
File No. 001-31343

Dear Mr. Irving:

The response of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated June 29, 2017 (the “Comment Letter”) related to the Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) follows. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s response. Proposed disclosures for future filings are included in the responses and italicized.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8: Financial Statements and Supplementary Data, page 71

Note 4 (Indicated as Note 5 of the original SEC comment letter), Loans, page 97

1.
We note on page 97 that you present impaired loans with and without a related allowance of $221.0 million and $134.1 million, respectively, and a related allowance of $46.5 million. We also note on page 101, that you present loans individually evaluated for impairment and the related allowance of $214.4 million and $24.1 million, respectively. Please explain this difference in your response, as well as any differences in the impaired loan disclosures in subsequent 10-Q’s, and revise future filings as necessary.

Response to Item #1:

The Corporation acknowledges the tables on pages 97 and 101 differ based on the information being shown. The table on page 97, the Impaired Loans Table, presents only impaired loans, which are defined on page 82 of the 2016 Form 10-K as commercial and consumer loan relationships that have nonaccrual status or have had their terms restructured in a troubled debt restructuring. Impaired loans may include loans individually evaluated for impairment as well as homogeneous groups of loans collectively evaluated for impairment. In comparison, the table on page 101, the Allowance for Loan Losses Table, currently shows the allowance for loan losses and related loan balances for the total loan portfolio, which includes both impaired and non-impaired loans. Additionally, the Table on page 101, the Allowance for Loan Losses Table, does not segregate the allowance for loan losses and related loan balances of impaired loans collectively evaluated from the remaining loans collectively evaluated.
For future filings, the Corporation will expand the Allowance for Loan Losses Table to show additional detail regarding impaired loans collectively evaluated and non-impaired loans collectively evaluated, as well as add a row titled “Total Impaired Loans” to make the comparison between the Allowance for Loan Losses and Impaired Loans Tables more intuitive and easily reconcilable.

Shown below is the expanded Allowance for Loan Losses Table the Corporation proposes to use in future filings, as well as the Impaired Loans Table presented in the 2016 Form 10-K. The expanded Allowance for Loan Losses Table is intended to allow easy reconciliation between this table and the Impaired Loans Table. All figures shown are from or related to the 2016 Form 10-K.
Allowance for Loan Losses Table, Page 101

$ in Thousands	Commercial and industrial	Commercial real estate — owner occupied	Commercial real estate — investor	Real estate construction	Residential mortgage	Home equity	Other consumer	Total
December 31, 2015	$129,959	$18,680	$43,018	$25,266	$28,261	$23,555	$5,525	$274,264
Charge offs	(71,016)	(512)	(1,504)	(558)	(4,332)	(4,686)	(3,831)	(86,439)
Recoveries	14,543	74	1,624	203	755	3,491	820	21,510
Net charge offs	(56,473)	(438)	120	(355)	(3,577)	(1,195)	(3,011)	(64,929)
Provision for loan losses	66,640	(4,208)	2,147	2,021	2,362	(1,996)	2,034	69,000
December 31, 2016	$140,126	$14,034	$45,285	$26,932	$27,046	$20,364	$4,548	$278,335

Allowance for loan losses:
Impaired loans:
Individually evaluated	$20,836	$—	$3,117	$—	$147	$3	$—	$24,103
Collectively evaluated	781	295	424	441	10,944	9,309	186	22,380
Total impaired loans	21,617	295	3,541	441	11,091	9,312	186	46,483
Non-impaired loans:
Collectively evaluated	118,509	13,739	41,744	26,491	15,955	11,052	4,362	231,852
Total	$140,126	$14,034	$45,285	$26,932	$27,046	$20,364	$4,548	$278,335

Period end loan balances:
Impaired loans:
Individually evaluated	$180,965	$8,439	$17,322	$—	$7,033	$650	$—	$214,409
Collectively evaluated	34,290	6,595	16,018	1,203	61,303	20,107	1,235	140,751
Total impaired loans	215,255	15,034	33,340	1,203	68,336	20,757	1,235	355,160
Non-impaired loans:
Collectively evaluated	6,273,759	882,690	3,541,392	1,431,294	6,263,991	913,686	392,744	19,699,556
Total	$6,489,014	$897,724	$3,574,732	$1,432,497	$6,332,327	$934,443	$393,979	$20,054,716

Impaired Loans Table, Page 97

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	($ in Thousands)
Loans with a related allowance
Commercial and industrial	$101,770	$107,813	$21,617	$111,211	$2,512
Commercial real estate — owner occupied	6,595	8,641	295	7,111	274
Commercial and business lending	108,365	116,454	21,912	118,322	2,786
Commercial real estate — investor	27,196	27,677	3,541	31,142	2,124
Real estate construction	1,203	1,566	441	1,321	67
Commercial real estate lending	28,399	29,243	3,982	32,463	2,191
Total commercial	136,764	145,697	25,894	150,785	4,977
Residential mortgage	62,362	67,090	11,091	63,825	2,263
Home equity	20,651	22,805	9,312	21,825	1,114
Other consumer	1,235	1,284	186	1,294	29
Total consumer	84,248	91,179	20,589	86,944	3,406
Total loans	$221,012	$236,876	$46,483	$237,729	$8,383
Loans with no related allowance
Commercial and industrial	$113,485	$134,863	$—	$117,980	$1,519
Commercial real estate — owner occupied	8,439	9,266	—	8,759	138
Commercial and business lending	121,924	144,129	—	126,739	1,657
Commercial real estate — investor	6,144	6,478	—	7,092	—
Real estate construction	—	—	—	—	—
Commercial real estate lending	6,144	6,478	—	7,092	—
Total commercial	128,068	150,607	—	133,831	1,657
Residential mortgage	5,974	6,998	—	6,610	184
Home equity	106	107	—	107	4
Other consumer	—	—	—	—	—
Total consumer	6,080	7,105	—	6,717	188
Total loans	$134,148	$157,712	$—	$140,548	$1,845
Total
Commercial and industrial	$215,255	$242,676	$21,617	$229,191	$4,031
Commercial real estate — owner occupied	15,034	17,907	295	15,870	412
Commercial and business lending	230,289	260,583	21,912	245,061	4,443
Commercial real estate — investor	33,340	34,155	3,541	38,234	2,124
Real estate construction	1,203	1,566	441	1,321	67
Commercial real estate lending	34,543	35,721	3,982	39,555	2,191
Total commercial	264,832	296,304	25,894	284,616	6,634
Residential mortgage	68,336	74,088	11,091	70,435	2,447
Home equity	20,757	22,912	9,312	21,932	1,118
Other consumer	1,235	1,284	186	1,294	29
Total consumer	90,328	98,284	20,589	93,661	3,594
Total impaired loans	$355,160	$394,588	$46,483	$378,277	$10,228

Note 18, Fair Value Measurements, page 127

2.
You noted provision for credit losses of $75.2 million from non-recurring changes in the fair value of impaired loans of $79.3 million in the table on page 131 disclosing details concerning assets and liabilities measured at fair value on a nonrecurring basis. Please address the following:

•
Revise future filings to enhance your description of the inputs used in the fair value measurement, including quantitative information about the significant unobservable inputs. Refer to ASC 820-10-50-2.bbb; and

•	Explain how the provision for credit losses of $75.2 million reconciles with the total provision for credit losses of $70.0 million included in the Consolidated Statements of Income.

Response to Item #2:

Although narratively disclosed on pages 130 and 131 of the 2016 Form 10-K, future filings will expand Note 18 to include a table which outlines the quantitative information regarding the significant unobservable inputs used for fair value measurements categorized in Level 3 of the fair value hierarchy. Shown is the table the Corporation proposes to include in future filings utilizing financial information as of our 2016 Form 10-K filing.

December 31, 2016	Valuation Technique	Significant Unobservable Input	Weighted Average Input Applied
Mortgage servicing rights	Discounted cash flow	Constant prepayment rate	11%
Mortgage servicing rights	Discounted cash flow	Discount rate	10%
Impaired Loans	Appraisals / Discounted cash flow	Collateral / Discount factor	20%

The Corporation acknowledges the $70.0 million and $75.2 million provision for credit losses differ based on the information presented. The provision for credit losses figure of $70.0 million shows the consolidated provision for credit losses, which includes impaired loans, non-impaired loans, and unfunded loan commitments, consistent with the Corporation’s policies described on pages 83 and 84 of the 2016 Form 10-K. The provision for credit losses figure of $75.2 million shows the income statement impact of the fair value change from period to period on only individually evaluated impaired loans. The $5.2 million difference is reflective of net recoveries, improvement in the credit quality, and changes in the total loan portfolio from period to period.

For future filings, the Corporation will revise the footnote to the table currently on page 131 of the 2016 Form 10-K to clearly state only individually evaluated impaired loans are included in the provision for credit losses amount included in the table.

On behalf of Associated, and as requested in your letter, the Corporation acknowledges that:

•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7007 if you have any questions or need further information.

Sincerely,

/s/ Christopher J. Del Moral-Niles

Christopher J. Del Moral-Niles
Chief Financial Officer
Associated Banc-Corp

/s/ Tammy C. Stadler

Tammy C. Stadler
Principal Accounting Officer
Associated Banc-Corp